Exhibit (a)(1)(F)

[Schnitzer Steel Industries, Inc. Letterhead]

October 31, 2006

Dear «FirstName»,

By letter dated October 10, 2006, the Company provided to you materials regarding the Company’s offer to exchange the stock option granted to you on July 25, 2006 for restricted stock units. We are sending you this letter to clarify how the value of your option was determined and to provide additional summary financial information regarding the Company. This letter replaces the letter dated October 10, 2006 previously sent to you.

On July 25, 2006, the Compensation Committee of the Board of Directors granted to you the following Nonstatutory Stock Option (the “Option”) under the Company’s 1993 Stock Incentive Plan (the “Plan”):

Number of Shares of Class A Common Stock Subject to Option	Exercise Price per share	Vesting Schedule	Fair Value of the Option under Black-Scholes Option Pricing Model
«OptionsGranted»	$34.73	20% on each of June 1, 2007, 2008, 2009, 2010 and 2011, subject to continued employment	$«FairValue»

In order to give you a choice in the form of equity compensation that best serves your individual compensation and tax objectives, the Company is offering you the opportunity (the “Offer”) to surrender the Option in its entirety to the Company in exchange for «RSUs» restricted stock units (the “RSUs”) that would be issued to you under the Plan on terms and conditions that are functionally equivalent to the terms and conditions of the Option. As with the Option, the RSUs would vest in five equal installments over five years, subject to your continued service to the Company or one of its subsidiaries and other terms set forth in the award agreement and the Plan. Once an RSU is vested, you would be issued shares of Class A Common Stock (“Common Stock”) equal to the number of RSUs vested (less shares withheld to satisfy tax withholding obligations, unless the Company notified you in writing that you had been given the option of satisfying, and you have satisfied, such withholding obligations in cash, all as described in the attached materials). The most significant difference between the Option and the RSUs is that to acquire Common Stock upon exercise of a vested Option you must pay the exercise price whereas with an RSU, Common Stock would, upon vesting of the RSU, be issued to you without the payment of any exercise or purchase price. Accordingly, subject to the satisfaction of the vesting provisions, the RSU will have value even if the market price for the Common Stock declines. Once vested, RSUs provide greater certainty of a return than stock options, but the return on the RSUs could be more or less than you might have received if you had not exchanged your Option. The Option and the RSUs also have significantly different tax consequences, which are addressed in the offering documents previously furnished to you.

When the Option was granted, the fair value of the Option for compensation purposes was computed using a Black-Scholes option pricing model based on a number of assumptions. That value is set forth in the table above. (This option value is slightly higher than the option value used by the Company for financial accounting purposes because of different assumptions used in the calculations, but it does not affect the exchange ratio in the Offer.) The Offer was structured so that the Option could be exchanged for RSUs with approximately the same fair value as the Option under the Black-Scholes pricing model used for compensation purposes. The Company computed the number of RSUs for which the Option may be exchanged by dividing the fair value of the Option for compensation purposes by the closing market price of the Common Stock on July 25, 2006. This resulted in an exchange ratio of two Option shares for one RSU.

We previously furnished to you offering documents as filed with the Securities and Exchange Commission. The offering documents include the offer to exchange, an election form and a withdrawal form. As the offering documents explain, there are risks associated with the Offer, including risks resulting from the differences between the Option and the RSUs. You should work through examples and carefully read the offering documents before making your decision. The decision as to whether to participate in the Offer is a personal one, and participation is completely voluntary. You may change your election any time before the Offer expires, as described in more detail in the offering documents.

An amended Schedule T/O relating to the Offer has been filed with the Securities and Exchange Commission. The amended Schedule T/O includes additional summary financial information relating to the Company, which is set forth below. This information is in addition to the offering documents previously sent to you and should be read and considered in making your decision whether to participate in the Offer. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006, which are available on our website (www.schnitzersteel.com) and are incorporated herein by reference.

Summary Consolidated Balance Sheet Data (Unaudited)
(in thousands)

	May 31,	August 31,
	2006	2005	2004
Current assets	$378,010	$196,913	$147,160
Non-current assets	582,203	512,545	458,813
Total assets	960,213	709,458	605,973
Current liabilities	129,063	71,035	74,066
Non-current liabilities	150,395	58,895	113,027
Total liabilities	279,458	129,930	187,093
Total shareholders’ equity	680,755	579,528	418,880
Total liabilities and shareholders’ equity	960,213	709,458	605,973

Summary Consolidated Statements of Operations Data (Unaudited)
(in thousands, except per share data)

	Nine Months Ended May 31,		Years Ended August 31,
	2006	2005	2005	2004
Net revenues	$1,250,086	$657,398	$853,078	$688,220
(Loss) income from operations	98,417	177,889	232,610	166,880
(Loss) income from operations per share:
Basic	$3.22	$5.85	$7.64	5.57
Diluted	$3.20	$5.71	$7.48	5.37
Net (loss) income	92,855	112,425	146,867	111,181
Net (loss) income per share:
Basic	$3.04	$3.70	$4.83	$3.71
Diluted	$3.02	$3.61	$4.72	$3.58
Share Count
Basic	30,544	30,412	30,427	29,976
Diluted	30,776	31,160	31,097	31,058

If you decide to participate in the Offer, you must fax or hand deliver to Richard Josephson, Vice President, General Counsel and Secretary, a completed, signed and dated election form before 5:00 p.m., U.S. Pacific Time, on the expiration date (currently November 6, 2006, unless we extend the Offer). There will be no exceptions. If we do not receive a properly completed and duly signed election form from you before 5:00 p.m., U.S. Pacific Time, on the expiration date, we will not accept the Option for exchange, and we will not grant any RSUs to you. IF YOU HAVE PREVIOUSLY SUBMITTED AN ELECTION FORM AND WISH TO CONTINUE TO PARTICIPATE IN THE OFFER, YOU DO NOT NEED TO SUBMIT A NEW ELECTION FORM.

If you have any questions, Richard Josephson will be available to answer them.

Sincerely, John D. Carter